U.S. SECURITIES AND EXCHANGE COMMISSION              Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

            PLATINUM PEARLS, INC.
(Name of Small Business Issuer in its charter)

                  Nevada                                86-0746356
------------------------------------------      --------------------------
     (State or other jurisdiction of                   I.R.S. Employer
      incorporation or organization)                  Identification No.

               P.O. Box 6154
              Scottsdale, AZ                               85261
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)              (Zip Code)

  Issuer's telephone number, including area code 480-991-8342

  Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       ------------------------------------



                         Common Stock, $.001 par value
                         -----------------------------
                               (Title of class)





Item 1.                      DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Platinum Pearls, Inc.,(the "Company"), a Nevada Corporation, incorporated on September 30, 1993, under the name Baja Franchise Systems, Inc. In 1997, it changed its name to Cornerstone Communications Corporation, and has just recently changed its name to Platinum Pearls, Inc., to emphasize the Company's focus on its "Platinum Pearls" program." The Company is a development stage corporation engaged in the business of marketing the Platinum Pearls program, a membership organization, tailored to the "baby boomer" generation. The program is similar to that of "A.A.R.P." but focuses on a younger lifestyle and the particular interests of the "baby boomer" generation, as the generation enters the post-midlife era. The Company intends to establish a web page on the Internet which will acquaint the member with all of the Company's services, which will be retreats, workshops, fitness and exercise videos, books, and a membership package which may include special long distance telephone rates, travel discounts and discounts on various other products and services. This filing is made voluntarily, and the reasons for the filing are to become a reporting company in compliance with new NASD rules and to establish quotation of its securities on the NASD OTC Bulletin Board. The Company intends to have a market maker in its securities file a Form 211 with the NASD to obtain a quotation of its securities on the NASD OTC Bulletin Board, but there can be no assurance that these goals will be achieved.

Platinum Pearls is still a development stage corporation. Its current operations are limited to raising capital for the implementation of its planned operations, as enumerated above. Platinum Pearls has been in the development stage since its inception in 1993. Its activities in the past three years have been limited to obtaining equity financing for the implementation of its business plan. It developed its business plan in 1996. The Company's stock is currently not quoted on any quotation medium, and there have been no reorganizations in the past three years. There have been changes in the Board of Directors pursuant to duly held elections by shareholders, and changes in officers pursuant to duly held elections by the Board of Directors. The president and Chairman of the Board of Directors has been and continues to be since inception, Tom E. Hays, the founder of the company and creator of its business plan.

The Company's business is not dependent upon one or a few major customers. Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefore do not expect to pass any of those costs to customers. The Company has no product development and research and development costs.

The Company's mailing address is P.O. Box 6154, Scottsdale, AZ 85261. The address of its principal executive offices is: 7316 E. Tuckey Lane, Scottsdale, AZ 85250. The telephone number of its principal executive office is (480) 991-8342, and the fax number is (480) 991-8551.

 IN GENERAL - THE COMPANY

The company is engaged in the business of marketing the "Platinum Pearls" program, a "quality of life enhancement program" presented as a membership organization, geared to the "baby boomer" generation. The membership program will be similar to "A.A.R.P.", but tailored to a younger lifestyle and the particular interests of the "baby boomer" generation, as the generation enters the post-midlife era. The goal of the Company will be to provide an "information center" for the life improvement of its members. The Company intends to establish a web page on the Internet which will acquaint the member with all of the Company's services. The Company will also publish a periodic newsletter, the first issue of which has already been published. The company will offer retreats and workshops, a television show, fitness and exercise videos, books, and a membership package which may include special long distance telephone rates, travel discounts and discounts on various other products and services, utilizing the Internet domain name "PlatinumPearls.com".

The Platinum Pearls concept is a program for living geared toward a maturing population. The concept is that, as oysters turn irritants into pearls, life can be richly rewarding and fulfilling if approached with the information and techniques necessary to improve health, wealth and lifestyles as the baby boomer generation moves into the second half of life. Each such piece of life-improving information is a "Platinum Pearl." The Trademark "Platinum Pearls" has been registered in the United States Patent and Trademark Office as Registration No. 2,232,091, in the name of Tom E. Hays, and has been exclusively licensed to the Company by its owners. The terms of the license provide for a royalty of 6% of gross revenues generated by the Company's operations under the licensed mark, with a minimum annual royalty payment of $20,000.

This Exclusive License Agreement is between the Company as Licensee, and Tom Hays, President of the Company, and Susan Hays, as Licensor and owner of the trade mark " Platinum Pearls ." It provides for a royalty fee of 6% of all gross revenues generated by the Company's operations under the trademark, and utilizing lifestyle improvement programs developed and to be developed in conjunction with the trademark, except in the event of a sub-license by the Company to a third party of the mark or concepts. In that case, which is subject to written approval by Mr. and Mrs. Hays, and will entitle Mr. and Mrs. Hays to receive 50% of the gross revenue generated by any such sub-licensing venture.

THE MARKET
The Company will tailor its programs, services and products to the "baby boomer" generation; that generation comprised of people born in the post-war "baby boom" between 1946 and 1964. The first group of these "baby boomers" are now reaching 50 years of age. The number of people reaching that age will continue to increase each year for at least the next ten years, providing a steady stream of new members to attract with innovative programs and membership benefits. There are many other organizations available to this target generation, the largest of which is The American Association of Retired Persons (AARP). However, the Company believes that the majority of persons reaching age 50 in this generation will not be inclined to join such organizations.

RETREATS, PROGRAMS AND WORKSHOPS

The Company plans to conduct self-help programs, featuring noted speakers and authorities. The subjects of the workshops and seminars will be physical fitness, creativity enhancement and motivational programs. These programs will consist of one-day, week-end and week-long getaways designed for members to grow mentally, physically and spiritually.

To supplement the programs and generate interest in Company products, the Company will establish a web site on the Internet, and offer a two minute morning show insert for barter syndication to local television stations. Each show will feature an interesting and informative way to more fully enjoy living in the next fifty years of life, followed by a stretching or movement piece set to music. The Company will also offer a video magazine for syndication to cable networks, which will consist of a 30 minute program each week, featuring in-depth interviews of authors and practitioners who will share their ideas for
living a more rewarding life.   The Company also plans to produce a radio show,
two hours in length, with a talk/music format.

PUBLICATIONS

The Company has published the first issue of the Platinum Pearls newsletter, which the Company envisions will be published monthly, featuring the "best of the best" new ideas and approaches to learning how to enjoy life more fully and luxuriously. The latest innovations in health and fitness, books, games, foods, medications, and travel will be featured in the magazine, which the Company believes will eventually be marketed by subscription and newsstand sales. The Company has outlined the concept of its first book, Platinum Pearls, which will feature a compilation of chapter length articles by noted writers in a variety of fields and persuasions, and which is designed to be a handbook for a generation entering a new era of life. The book will serve as a guide to living a better, more productive, happier and healthier life.
PRODUCTS

The Company plans to develop and market a CD-ROM containing videos, music, articles and reference materials derived from its publications, television shows, and its collection of articles, books, tapes and interviews. The
Company plans to develop and market exercise and fitness videos as well as video clips from the Company's workshops and retreats. A direction for the music to be used in the video programs and offered on cassettes and Compact Discs has been selected and produced. The Company intends to market the music to its members through its programs, workshops and retreats. As the Company expands its membership and initial programming, it intends to identify, develop and market skin care products, dietary supplements, herbal and aroma therapies, books, tours, and clothing, promoted in conjunction with and consistent with the Platinum Pearls concepts.

COMPETITION

There are many other organizations available to this target generation, the largest of which is The American Association of Retired Persons (AARP).
However, the Company believes that the majority of persons reaching age 50 in this generation will not be inclined to join such organizations, as it is identified with a much older membership. The Company is of the opinion that the majority of persons now reaching age 50 will be less likely to join AARP than the Company's organization, thinking of it as an "older" organization, one their parents might belong to. The Company intends to offer a fresher, more polished approach, specifically targeted to the present and the needs of the baby boomer generation, and to present the "best of the best" of ideas and approaches to face the challenges of life one faces during the aging process.
In this respect, the Company will alert its members to the best of the information provided by its competitors as part of the Company's all-inclusive approach, thus benefitting from the competitive atmosphere. The Company will be competing with other organizations which offer self-help books, television shows and exercise videos. There can be no assurance that other companies with greater financial resources and experience will not identify the same opportunities on which the Company has decided to concentrate.

PATENTS

The Company holds no patents for its products. The trademark, "Platinum Pearls" has been registered in the United States Patent and Trademark Office as Registration No.2,232,091, in the name of Tom E. Hays, and has been exclusively licensed to the Company by its owners. The Company owns the domain name www.platinumpearls.com for its web site.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDOR

There are no raw materials used in the Company's services. The Company uses printers for its newsletter, which services are generic in nature and the Company is not under contract with any one printer. The Company has not yet produced any videos or compact discs, and has no current supplier for these products.

GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on their respective businesses.

EMPLOYEES

The Company presently employs one employee, the President and founder of the Company, who devotes his part time efforts to the Company.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is a development stage corporation, engaged in the business of marketing the Platinum Pearls program, a membership organization, tailored to the "baby boomer" generation. The program is similar to that of "A.A.R.P." but focuses on a younger lifestyle and the particular interests of the "baby boomer" generation, as the generation enters the post-midlife era. The Company intends to establish a web page on the Internet which will acquaint the member with all of the Company's services, which will be retreats, workshops, fitness and exercise videos, books, and a membership package which may include special long distance telephone rates, travel discounts and discounts on various other products and service. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities." The Company's plan of operations over the next 12 months includes the creation and promotion of its Internet web site.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing unless its securities are quoted on the NASD OTC Bulletin Board, and there can be no assurance that the company will be able to obtain a quote of its securities on the Bulletin Board. If the company is not able to raise equity capital, it will be able to satisfy its cash requirements for the next twelve months by contributions or loans from its founder, Tom Hays. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires unless and until the Company's position with regard to the quotation of its securities has been resolved.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

There are no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated. The Company has no current material commitments.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant. The Company's contingency plans to handle a Year 2000 crisis, if one occurs, is to change to an alternate Year 2000 compliant service provider.

Item 4. DESCRIPTION OF PROPERTY

The Company rents professional offices from its founder, on a month-to-month basis, pursuant to an oral agreement, for a nominal amount. The Company has the proprietary rights to the domain name for its web site, www.platinumpearls.com. The Company owns the exclusive right to the name "Platinum Pearls" by license from the founder of the Company. The Company owns no other property.

Item 5. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address               Number of Shares          Percentage Owned
----------------                ----------------          ----------------
Tom E. Hays(1)(2)                  1,250,000                81.33%
7316 E. Tuckey Lane
Scottsdale, AZ 85250

Susan R. Hays(2)                     250,000                16.27%
7316 E. Tuckey Lane
Scottsdale, AZ 85250

J.T. Stewart                           1,000                 .06%
P.O. Box 34032
Dayton, OH 45434

Deanna Larson                          1,000                 .06%
1801 Holly Street
Nashville, TN 37206

Kissy Woosley                          1,000                 .06%
2717 Sharondale Court
Nashville, TN 37215

Directors & Officers               1,503,000                97.78%
As A Group
____________________

(1) Includes 500,000 shares issued to Edgewater Energy Corporation, whose equity is principally owned by Mr. Hays.

(2) Tom E. Hays and Susan R. Hays jointly own 500,000 common shares.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

 Name                     Age                     Position
 ----------               ---                     --------
Tom E. Hays               59            Director, President, Treasurer

Susan R. Hays             49            Director, Vice President/Secretary

J.T. Stewart              42            Event Coordinator

Deanna Larson             39            Promotion and Publications Coordinator

Kissy Woosley             31            Marketing Coordinator

Tom E. Hays. Mr. Hays is the President and Director of the Company, as well as the owner of an interest in the Platinum Pearls trademarks and copyrights.
Mr. Hays conceived the various program elements which comprise the Platinum Pearls concept. Mr. Hays is an accomplished photographer, artist, and a published songwriter, music producer, cinematographer, graphic designer and video producer. In 1987, Mr. Hays took over leadership of an Oklahoma company engaged in the "quick oil change" business, turned the company into a profitable position, and took it public. The company operated 38 quick oil change auto service centers in Oklahoma, Texas and Arizona. Fourteen of those centers in Texas were sold to Jiffy Lube, nine in Oklahoma were sold to Avis Lube, and fifteen in Arizona were sold to SpeeDee Oil Change, all at a profit. In 1980, Mr. Hays was engaged in the oil and gas business, buying and brokering oil and gas mineral leases and generating drilling prospects which he sold to oil and gas drilling companies. He founded Edgewater Energy Corporation and sponsored and was the general partner of five successful oil and gas drilling limited partnerships which participated in the drilling and discovery of over fifty oil and gas wells, many of which are still producing.

In 1978, he founded "facts: Marketing and Economics Research Corporation" and developed a radio research product, "the Radio Audience Profile" which grew to service 105 radio markets across the United States. In 1971, he purchased United Concepts, Inc., an advertising agency, and managed both retail and industrial advertising accounts for a variety of clients. He established an in-house audio studio, a photo studio and a film processing facility, and produced and directed many award winning educational and commercial audio, video and print programs. Mr. Hays created a daily radio program named "The Oil and Gas Report" and syndicated it to 17 radio markets in the Southwest. In the mid-1960's he began producing music and successfully organized and promoted concerts and several charted pop singles. In 1960, he founded Midwest Optical, Inc., and opened a retail optical dispensary in Midwest City, Oklahoma, which expanded to three stores before selling to a larger chain of stores. Mr. Hays attended Phillips University in Enid, Oklahoma.

Susan R. Hays. Mrs. Hays is the current Vice President/ Secretary and Director of the Company, as well as an owner of the " Platinum Pearls concept and trademark. She has been the owner/operator of Brushstrokes Designs since 1981, which engages in the business of the design and marketing of hand painted needlepoint canvases which are sold through hundreds of stores throughout the United States and Canada. Her designs are also found on greeting cards, pottery and other objects. From 1973 through 1981, she managed the offices of Fritzler, Knoblock and Wadley, an architectural firm. She has served on the Boards of Directors for Baja International Foods, Channel One and Balloonies. Mrs. Hays attended Oklahoma State University.

J.T. Stewart. Mr. Stewart is an Event Coordinator of the Company. He is the founder of J.T. Stewart Enterprises, and is nationally recognized as a personal development trainer. Mr. Stewart presents up to one hundred seminars, speeches and training programs every year, and has trained for corporations such as J.C. Penney Life Insurance, Huffy Bicycles and Hawthron Corporation. Mr. Stewart founded and managed Stewart/Holaday Speakers Bureau. He also founded and directed J. Thomas Communications, a marketing and public relations firm. J. Thomas Communications has obtained media exposure for clients in USA Today, The Wall Street Journal and Newsweek. He has also obtained electronic media exposure for clients on Good Morning America, CNN, CNBC and National Public Radio. Mr. Stewart attended the Theater Arts Program at Wright State
University in Dayton, Ohio.

Deanna Larson. Ms. Larson is the Publications Coordinator for the Company.
She began her career with Booklist Magazine (American Library Association) in Chicago as Reviewer and Editorial Assistant to the Editor, writing reviews on fiction and non-fiction books, and representing the magazine to national publishers and publicists, freelance reviewers and subscribers. She served as Assistant to Publicity Director of Transworld Publishers, a unit of Bantam Doubleday Dell, where she became a Press Officer, developing media contacts and arranging national broadcast/print reviews, in addition to writing a wide range of sales and marketing material and point of sale print advertisements, press kits, sales presentations, brochures, posters, floor displays and backdrops. She served as Copywriter/Project Manager for Riverside Publishing, a Houghton Mifflin Company, (an Educational Publisher) in Chicago, writing sales and marketing material, including brochures, press releases, direct mail and multimedia presentations. She has served as Proofreader/Listings Compiler for an alternative newspaper, Fiction Reviewer for Booklist Magazine, Video Editor for Chicago Access Cable Television, and Production Assistant for various commercial production companies. Ms. Larson holds a B.A., cum laude, in Communications, from Mundelein College, and a Master of Arts from Birkbeck College, University of London.

Kissy Woosley. Ms. Woosley is the current Marketing Coordinator for the Company. Ms. Woosley is a principal in Kissy and Tracey's Music in Motion where she personally developed a music program for children, ages two through four, which is presented in nursery schools and concerts. Previously, she was the co-founder and co-president of Merry Bobbins, Inc., a design company specializing in children's bed and bath accessories. Ms. Woosley is also a professional singer and bandleader. She has scheduled shows, rehearsals and tours as well as developed marketing strategies and promotional campaigns. Previously, she served as Account Manager for Clinique Services, Inc., handling the Washington, D.C. area Bloomingdales stores, and was responsible for hiring, training and scheduling of personnel, planning and implementing of visual displays, and creation of promotional campaigns. She has also served as Office manger of a professional recording studio, scheduling recording sessions, promoting and marketing of studio time and general management of studio operations. Ms. Woosley holds a B.A., cum laude, from Georgetown University.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended September 30, 1999. No salaries are being paid at the present time, until such time as there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

 Annual Compensation
 -------------------
 Name and Position           Salary      Bonus      Annual Deferred Salary

 Tom Hays, President          -0-         -0-              -0-

Item 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Tom Hays, President and Chairman of the Board of Directors, and Susan R. Hays, Secretary and Director, are the sole founders, promoters, and organizers of the Company. The Company rents its offices from Mr. Hays on a month to month basis on an arms length basis for an insignificant amount of monthly rental.

On or about October 1, 1993, 500,000 shares of common stock of the Company were issued to Edgewater Energy Corporation, a company owned by Tom and Susan Hays, in exchange for incorporation and organization costs, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

On or about January 28, 1998, 500,000 shares of common stock of the Company were issued to Tom and Susan Hays, and 510,000 shares were issued to Tom Hays for cash proceeds of $135,000, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1998 through December 31, 1998, 8,000 shares of Company common stock were issued in exchange for consulting services, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1999 through March 31, 1999, 4,000 shares of common stock were issued for repayment of debt owed to Company creditors, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1999 through March 31, 1999, 15,000 shares of Company common stock were issued in exchange for consulting services, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.                       LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company are a party or to which the property interests of the Company or its subsidiaries are subject.

Item 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                           OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C. The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 10.              RECENT SALES OF UNREGISTERED SECURITIES

On or about October 1, 1993, 500,000 shares of common stock of the Company were issued to Edgewater Energy Corporation, a company owned by Tom and Susan Hays, in exchange for incorporation and organization costs, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

On or about January 28, 1998, 500,000 shares of common stock of the Company were issued to Tom and Susan Hays, and 510,000 shares were issued to Tom Hays for cash proceeds of $135,000, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1998 through December 31, 1998, 8,000 shares of Company common stock were issued in exchange for consulting services, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1999 through March 31, 1999, 4,000 shares of common stock were issued for repayment of debt owed to Company creditors, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

From January 1, 1999 through March 31, 1999, 15,000 shares of Company common stock were issued in exchange for consulting services, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 11.                 DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 25,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable.

There are currently outstanding 1,537,000 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

  Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NEVADA STATUTES

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a)  Does  not  exclude   any  other  rights  to  which  a  person  seeking
indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLES OF INCORPORATION AND BY-LAWS

The Company's By-laws do not provide for indemnification of officers or directors. Article XI if its Articles of Incorporation, as amended, provides to limit the liability of officers and directors for damages for breach of fiduciary duty unless the act of omission involves intentional misconduct, fraud, a knowing violation of law or the payment of an unlawful dividend in violation of NRS 78.300.

 Report of Independent Certified Public Accountant dated September 30, 1999 Financial Statements
 Balance Sheets
 Statement of Income
 Statement of Cash Flows
 Statements of Stockholder's Equity
 Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors Platinum Pearls, Inc.

I have audited the accompanying balance sheets of Platinum Pearls, Inc.,(A Development Stage Company) as of September 30, 1999 and December 31, 1998, and the related statements of income, stockholders' equity, and cash flows for the nine months ended September 30, 1999 and the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Platinum Innovative Pearls, Inc.(A Development Stage Company) at September 30, 1999 and December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Roger G. Castro
 September 30, 1999


[CAPTION]
Platinum Pearls, Inc.
(A Development Stage Company)
BALANCE SHEET AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                       September 30    December 31
                                          1999            1998
ASSETS
Current Assets:
 Cash                                  $ 1,591         $   109
 Prepaid expenses                          -            20,000

 Total Current Assets                  -------          -------
                                         1,591          20,109
                                       -------          -------
Fixed Assets:
 Machinery and equipment                22,695          22,695
 Furniture and equipment                (5,672)         (3,242)
                                        -------        --------
 Total Fixed Assets                     17,023          19,453

Other Assets:
 License rights                         59,000          59,000
 Less accumulated amortization          (7,375)        ( 7,375)
                                        -------        --------
 Total Other Assets                      51,625         53,100
                                        -------        --------

TOTAL ASSETS                           $ 70,239     $   92,662
                                        ________       _______
                                        --------       -------

LIABILITIES & STOCKHOLDERS' EQUITY
 Current Liabilities:
 Total Current Liabilities              $   -       $      -
                                        -------        -------
Stockholders' Equity:

 Common stocks, $.001 par value
 Authorized shares - 25,000,000
 Issued and outstanding shares
 1,537,000 and 1,518,000 respectively    1,537           1,518
 Capital in excess of par value        138,486         134,490
 Deficit accumulated during
 development stage                    ( 69,784)       ( 43,346)
                                       -------         -------
 Total Stockholders' Equity             70,239          92,662
                                       -------         -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $    70,239      $   92,662






[CAPTION]
Platinum Pearls, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF INCOME FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 1999 AND FOR THE YEAR
ENDED DECEMBER 31, 1998 AND
SEPTEMBER 30, 1993 (INCEPTION) THROUGH SEPTEMBER 30,
1999

                                          Cumulative
                                            During
                                          Development  September 30  December 31
                                            Stage        1999         1998

Income
Sales                                     $    -0-          -0-            -0-
                                             -----      --------       --------
Total Income                                  -             -              -
                                             -----      --------       --------
Expenses:
Royalty fees                                 40,000      20,000         20,000
Legal and professional                        6,325         975          5,350
Depreciation and amortization                13,047       3,905          9,142
Administrative                               10,412       1,558          8,854
                                             -------    ---------     ---------
     Total Expenses                          69,784      26,438         43,346
                                             --------   ---------     ---------
Net loss                                 $  (69,784)  $ (26,438)      $(43,346)
                                             ========   ========        =======

[CAPTION]
Platinum Pearls, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
AND FOR THE YEAR ENDED DECEMBER 31, 1998
AND FROM SEPTEMBER 30, 1993 (INCEPTION) THROUGH
SEPTEMBER 30, 1999

                                          Cumulative
                                            During
                                          Development   September 30 December 31
                                            Stage          1999         1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                $  (69,784)       $ (26,438)  $(43,346)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization               12,867            3,905      9,142
Prepaid expenses                               -             20,000    (20,000)
                                            --------        --------  ---------
NET CASH USED BY OPERATING ACTIVITIES      (56,917)          (2,533)   (81,195)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets                (22,695)             -      (22,695)
Exclusive license rights                   (58,500)                    (58,500)
                                           ---------        --------  ---------
NET CASH USED BY INVESTING ACTIVITIES      (81,195)                    (81,195)

CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES
 Issuance of common stocks                 139,008            4,000    135,008
                                           --------         --------  --------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                       139,008            4,000    135,008

INCREASE IN CASH                             1,076            1,467       (391)

BEGINNING CASH                                    -             109        500
                                            -------            -----     ------
ENDING CASH                               $  1,076         $  1,576   $    109
                                            =======           =====     ======
NON CASH DISCLOSURE
 500,000 shares issued for
 exclusive license rights                 $    500                    $    500
 23,000 shares issued for services        $     23                          23
 4,000 shares issued to repay debt        $      4                           4


[CAPTION]
Platinum Pearls, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM SEPTEMBER 30, 1993 (INCEPTION)
THROUGH SEPTEMBER 30, 1999

                                            Common    Additional
                               Shares       Stock@    Paid-In    Retained
                               Outstanding  Par Value Capital    Deficit  Total
                               ----------- ---------- -------   --------  -----
Balance form 9/27/93
(inception) through 12/31/97    500,000         500        0          0     500

Net loss Dec. 31, 1998       $  (43,346)    (43,346)


Stocks Issued for Cash          510,000           5       10    134,490 135,000
12/1/98 - 12/98

Stocks issued for services        8,000           8                           8

Jan. 1, 1998-Dec. 31, 1998

Stocks issued for               500,000         500      500
license rights
                                --------      -----   -------   -------  ------
Balance at 12/31/98           1,518,000       1,518  134,490    (43,346) 92,662

Net loss- September 30, 1999    (22,910)    (22,910)

Stocks issued for debt
repayment 1/1/99-9/30/99          4,000           4               3,996   4,000

Stocks issued for services
1/1/99-9/30/99                   15,000          15       15
                              ---------       -----  --------   -------  ------
                              1,537,000       1,537  138,486    (66,256) 73,767
                              ---------       -----  -------    -------- ------
                              ---------       -----  -------    -------- ------

[CAPTION]
Platinum Pearls, Inc.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS

Platinum Pearls, Inc. (The Company) was incorporated under the laws of the state of Nevada on September 30, 1993 as Baja Franchise Systems, Inc. On February 28, 1998 , the name was changed to Platinum Pearls, Inc. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of marketing the Platinum Pearls program, "a quality life enhancement program."

The Company has been in the development stage since its inception on September 30, 1998. Planned principal operations have not commenced since then. There were no activities from its inception date through September 30, 1999.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3.  EXCLUSIVE LICENSE AGREEMENT

On January 29, 1998, the Company entered into an exclusive license agreement with certain officers who are also stockholders of Platinum Pearls, Inc. The Company paid $58,500 and issued 500,000 shares of common stock at par value for such licenses. The Company will also pay on an annual basis a minimum royalty fee of $20,000 as set forth by the terms of the agreement. The license agreement is being amortized using straight-line method over its remaining useful life of 10 years.

NOTE 4. GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology its has acquired.

NOTE 5.  PROPERTY AND EQUIPMENT

The Company capitalizes the purchase and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The following is a summary of property and equipment at cost, less accumulated depreciation:

                                    1999       1998
                                   -------   -------
     Furniture and equipment       $22,695   $22,695
     Less accumulated depreciation ( 5,672)   (3,242)
     Total                         $17,023   $19,453
                                   -------   -------
                                   -------   -------
NOTE 6. INCOME TAXES

The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:
                              Year of Loss        Amount    Expiration Date
                              1998                $43,346   2013

 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant September 30, 1999
       Financial Statements
       Balance Sheets
       Statement of Income
       Statement of Cash Flows
       Statements of Stockholder's Equity
       Notes to Consolidated Financial Statements

   (b) Reports on Form 8-K: Not Applicable
   (c) Exhibits




 Exhibit No.                  D E S C R I P T I O N
 -----------                  ---------------------

  3.1         Articles of Incorporation Platinum Pearls, Inc.
  3.2         Certificate of Amendment to Articles of Incorporation
  3.3         Certificate of Amendment to Articles of Incorporation
  3.4         By-laws Platinum Pearls, Inc.
  4.1         Specimen certificate of common stock
  10          Other Documents - Exclusive License Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Platinum Pearls, Inc.

/s/ Tom E. Hays
_____________________________________
TOM E. HAYS, President and Director

Date: January 10, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Tom E. Hays
 ___________________________________
 TOM E. HAYS, President and Director

 Date: January 10, 2000

 /s/ Susan R. Hays
 ________________________________________________
 SUSAN R. HAYS, Vice President/Secretary/Director

 Date: January 10, 2000




EXHIBIT 3.1
FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
ARTICLES OF INCORPORATION
SEPTEMBER 30, 1993

12040-93
DEAN HELLER
SECRETARY OF STATE
ARTICLES OF INCORPORATION OF BAJA FRANCHISE SYSTEMS, INC.

The undersigned, to form a Nevada corporation, CERTIFIES THAT:

I.  NAME:  The name of the corporation is:

                          BAJA FRANCHISE SYSTEMS, INC.

II. PRINCIPAL OFFICE: The name and address of the registered agent of this corporation within the State of Nevada is Corporate Services Center, Inc., 1280 Terminal Way, #3, Reno, Nevada 89502; this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By-Laws of the corporation; and this corporation may conduct all corporation business of every kind or nature, including the holding of any meetings of directors or shareholders, within the State of Nevada, as well as without the State of Nevada.

III.  PURPOSE:  The purpose for which this corporation is formed is:

                     To engage in any lawful activity.

IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the corporation shall be TWENTY FIVE THOUSAND DOLLARS ($25,000.00), consisting of Twenty Five Million (25,000,000) shares of common stock with a par value of $.001 per share.

V. INCORPORATOR: The name and post office address of the incorporator signing these Articles of Incorporation is as follows:

           NAME                             POST OFFICE ADDRESS

        Tom E. Hays                        4615 E. Palomino Road
                                           Phoenix, Arizona 85018

VI. DIRECTORS: The governing board of this corporation shall be known as directors, and the first board shall consist of one director. So long as all of the shares of this corporation are owned beneficially and of record by either one or two shareholders, the number of directors may be fewer than three, but not fewer than the number of shareholders. Otherwise, the number of directors shall not be fewer than three. Subject to the foregoing limitations, the number of directors may, at any time or times, be increased or decreased by a duly adopted amendment to these Articles of Incorporation, or in such manner as provided in the By-Laws of this corporation.

The name and post office address of the director constituting the first Board of Directors is as follows:

             NAME                               POST OFFICE ADDRESS

            Tom E. Hays                        4615 E. Palomino Road
                                               Phoenix, Arizona 85018

VII. STOCK NON-ASSESSABLE: The capital stock or the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment whatsoever to pay the debts of the corporation.

VIII.  TERM OF EXISTENCE: This corporation shall have perpetual existence.

IX. CUMULATIVE VOTING: No cumulative voting shall be permitted in the election of directors.

X.  PREEMPTIVE RIGHTS: Shareholders shall not be entitled to preemptive rights.

THE UNDERSIGNED, being the incorporator hereinbefore named for the purposed of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying the facts herein stated are true, and, accordingly, has hereunto set his hand this _27____ day of September, 1993.

/s/ Tom E. Hays
---------------------
   Tom E. Hays

STATE OF ARIZONA       )
                       )  ss.
COUNTY OF MARICOPA     )

On this _27_ day of __Sept.________, 1993, before me, a Notary Public, personally appeared Tom E. Hays who acknowledged he executed the above instrument.

/s/  Vianne E. O'Neil
_________________________________
        Notary Public
                                               [SEAL OF NOTARY PUBLIC]

EXHIBIT 3.2
12040-93
DEAN HELLER
SECRETARY OF STATE
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
FEB 09, 1998
NO. C12040-93
DEAN HELLER
SECRETARY OF STATE
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF BAJA FRANCHISE SYSTEMS, INC.

We, the undersigned President and Secretary of Baja Franchise Systems, Inc. do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened and held on January 20, 1998, adopted resolutions to amend the original Articles of Incorporation as follows:

Article I is hereby amended to change the name of the corporation from Baja Franchise Systems, Inc. to Cornerstone Communications Corporation and to read in full as follows:

"The name of the corporation is: Cornerstone Communications Corporation."

Article XI is hereby added to limit the liability of officers and directors and to read in full as follows:

"A director or officer of the Corporation shall not be liable to the Corporation or its shareholders for damages for breach of fiduciary duty as a director or officer unless the act or omission involves intentional misconduct, fraud, a knowing violation of law or the payment of an unlawful dividend in violation of NRS 78.300."

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation are 2,000,000; that the said changes and amendments have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/   TOM HAYS
____________________________
   Tom Hays, President

/s/   SUSAN HAYS
____________________________
   Susan Hays, Secretary

STATE OF TENNESSEE
COUNTY OF DAVIDSON

On January 26, 1998, personally appeared before me, a Notary Public, Tom Hays, who acknowledged that he executed the above document.

/s/ KENNY L. YOUNG
________________________
   Notary Public

On January 26, 1998, personally appeared before me, a Notary Public, Susan Hays, who acknowledged that he executed the above document.

/s/ KENNY L. YOUNG
________________________
Notary Public

EXHIBIT 3.3
SECRETARY OF STATE
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAY 14, 1998
NO. C12040-93
DEAN HELLER
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF CORNERSTONE COMMUNICATIONS, INC.

We, the undersigned President and Secretary of Cornerstone Communications Corporation do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened and held on February 27, 1998, adopted resolutions to amend the original Articles of Incorporation as follows:

Article I is hereby amended to change the name of the corporation from Cornerstone Communications Corporation to Platinum Pearls, Inc. and to read in full as follows:

            "The name of the corporation is: Platinum Pearls, Inc."

Article XI is hereby added to limit the liability of officers and directors and to read in full as follows:

"A director or officer of the Corporation shall not be liable to the Corporation or its shareholders for damages for breach of fiduciary duty as a director or officer unless the act or omission involves intentional misconduct, fraud, a knowing violation of law or the payment of an unlawful dividend in violation of NRS 78.300."

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation are 2,000,000; that the said changes and amendments have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/ TOM HAYS
____________________________
   Tom Hays, President

/s/ SUSAN HAYS
____________________________
   Susan Hays, Secretary

STATE OF ARIZONA
COUNTY OF MARICOPA

On May 8th, 1998, personally appeared before me, a Notary Public, Tom Hays, who acknowledged that he executed the above document.

/s/ LAURIE J. KLUCZNIK
________________________
Notary Public

On May 8th, 1998, personally appeared before me, a Notary Public, Susan Hays, who acknowledged that she executed the above document.

/s/ LAURIE J. KLUCZNIK
________________________
Notary Public


EXHIBIT 3.4
BY-LAWS OF Platinum Pearls, Inc.

BY-LAWS OF Baja Franchise Systems, INC.

                              ARTICLE I - OFFICES

The principal office of the corporation in the State of Nevada shall be located at 1280 Terminal Way, #3, in the city of Reno, County of Washoe. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

                           ARTICLE II - STOCKHOLDERS

1. ANNUAL MEETING.

The annual meeting of the stockholders shall be held in the month of July in each year, beginning with the year 1994, at a date and time to be specified by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

2. SPECIAL MEETINGS.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than twenty-five (25) per cent of all the outstanding shares of the corporation entitled to vote at the meeting.

3. PLACE OF MEETING.

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4. NOTICE OF MEETING.

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, twenty (20) days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least fifteen (15) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6. VOTING LISTS.

The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

7. QUORUM.

At any meeting of stockholders a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.
At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8. PROXIES.

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9. VOTING.

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10. ORDER OF BUSINESS.

The order of business at all meetings of the stockholders, shall be as follows:

                  1.   Roll Call.

                  2.   Proof of notice of meeting or waiver of notice.

                  3.   Reading of minutes of preceding meeting.

                  4.   Reports of Officers.

                  5.   Reports of Committees.

                  6.   Election of Directors.

                  7.   Unfinished Business.

                  8.   New Business.

11. INFORMAL ACTION BY STOCKHOLDERS.

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

                        ARTICLE III - BOARD OF DIRECTORS

1. GENERAL POWERS.

The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

2. NUMBER, TENURE AND QUALIFICATIONS.

The number of directors of the corporation shall be set by the board, but shall not exceed seven (7). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3. REGULAR MEETINGS.

A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4. SPECIAL MEETINGS.

Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5. NOTICE.

Notice of any special meeting shall be given at least five (5) days previously thereto by written notice delivered personally, or by telegram, or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6. QUORUM.

At any meeting of the directors a majority shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7. MANNER OF ACTING.

The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8. NEWLY  CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the un-expired term of his predecessor.

9. REMOVAL OF DIRECTORS.

Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.



10. RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11. COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

12. PRESUMPTION OF ASSENT.

A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13. EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

                             ARTICLE IV - OFFICERS

1. NUMBER.

The officers of the corporation shall be a president, a vice-president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2. ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL.

Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4. VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the un- expired portion of the term.

5. PRESIDENT.

The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6. VICE-PRESIDENT.

In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the President or by the directors.

7. SECRETARY.

The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

8. TREASURER.

If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


9. SALARIES.

The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

               ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS

1. CONTRACTS.

The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2. LOANS.

No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4. DEPOSITS.

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

            ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1. CERTIFICATES FOR SHARES.

Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the directors may prescribe.

2. TRANSFERS OF SHARES.

(a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation.

(b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.

                           ARTICLE VII - FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors.
                             ARTICLE VIII - DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                               ARTICLE IX - SEAL

The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                          ARTICLE X - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.
                             ARTICLE XI - AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

Dated: Sept. 30, 1993

/s/   TOM E. HAYS
-------------------------
     Incorporator


Exhibit 4.1
SPECIMEN OF COMMON STOCK CERTIFICATE
Platinum Pearls, Inc.

[________]NUMBER                                              SHARES[________]
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA 25,000,000 SHARES COMMON
STOCK
AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP 72765L 10 7

                         SEE REVERSE FOR CERTAIN DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF Platinum Pearls, Inc. TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

                                             [SEAL OF Platinum Pearls, Inc.]



/s/ TOM E. HAYS                                        /S/ SUSAN HAYS
- -----------------------                            ---------------------
      President                                            Secretary

             COUNTERSIGNED
             AMERICAN REGISTRAR & TRANSFER CO.
             342 E. 900 South
             P.O. Box 1798
             Salt Lake City, Utah 84110



             By: ^^Illegible Signature^^


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT - ____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)      (Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to Minors
           of survivorship and not as             Act ________________________
               tenants in common                                    (State)

Additional abbreviation may also be used though not in above list.

FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
----------------------------------------

----------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:   ---------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.


EXHIBIT 10
EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (hereafter "Agreement") entered into this 29 day of January, 1998, between Tom and Susan Hays (hereafter "licensor") and Cornerstone Communications Corp. (Hereafter "Licensee.")

Whereas Licensor has filed, under serial #75/427026, for trade mark rights on the name "Platinum Pearls", and has developed and will develop a range of lifestyle enhancement programs to be incorporate within the "Platinum Pearls" trade mark, and

Whereas Cornerstone Communications Corporation is desirous of obtaining exclusive rights to the use of said mark and programs developed and to be developed thereunder,

Now, therefore, the parties agree as follows:

1. Licensor licenses to Licensee (a) the exclusive right to use of the trade mark name, "Platinum Pearls" and (b) the exclusive right to use the lifestyle enhancement programs and concepts developed to date by Licensor, which are to be marketed under the mark assigned above, and (c) all other related programs and concepts to be developed by Licensor, which are also to be marketed under the assigned mark.

2. In consideration for said License, Licensee agrees to pay Licensor a royalty determined as follows:

a. 6% of gross revenues generated by Licensee's operations under the licensed mark, except,

b. In the event of a sub-license by Licensee to a third party of either the mark or programs or concepts developed therefor, which arrangement is subject to written approval by Licensor (and approval may not be unreasonably withheld), then Licensor shall be entitled to 50% of gross revenue generated by any such sub-licensing agreement entered into by Licensee. Said sub-licensing agreement may not be for less than the 6% referenced in (a) above. Any such sub-licensing payment shall be made to Licensor within 30 days of receipt by Licensee, and Licensor shall have the right to reasonably inspect and audit Licensee's books and records to confirm the accuracy of such payments.

3. Additional Compensation. Licensee additionally hereby agrees to reimburse Licensor for $58,500 in expenses incurred by Licensor in development of the mark and related programs and materials, and to issue to Licensor 500,000 shares of the first preferred shares of the Licensee.

4. Minimum Annual Royalty Payment. This Agreement shall remain in effect for the term set forth herein on condition that the royalty payment, on an annual basis, shall not be less than $20,000. Licensor acknowledges receipt of $40,000, which the parties agree is a non-refundable advance of two years of the minimum royalty payment due, subject only to additional payments to Licensor arising out of additional amounts which may be calculated to be due, pursuant to paragraph 2 above.

5. Term of the Agreement. The terms of this Agreement shall be ten years, subject only to each party's performance of their obligation set forth herein. Upon conclusion of said term, and providing Licensee has given Licensor 90 days prior notice, in writing, of its intent to renew this Agreement, and is in full compliance with all obligations herein, Licensee shall have the right to renew this license for an additional ten (10) year term upon the same terms and conditions as herein set forth.

6.  Events of Default.  The Parties agree that this Agreement is in default if
(a) the payments set forth herein are not paid by Licensee; (b) Licensees fails to notify and obtain Licensor's approval of any sub-licensing agreement; (c) Licensee files for protection under the U.S. Bankruptcy Code. Any default, not cured within 10 days of written Notice of Default to be provided by Licensor to Licensee, or as otherwise provided by a court of law, shall terminate the license issued under this Agreement.

7. Jurisdiction. The parties agree that jurisdiction over this Agreement and any disputes arising hereunder, shall be with the State of Arizona, Maricopa County, and any disputes shall be resolved under Arizona law.

8. Agreement Non-Assignable. This Agreement may not be pledged, sold, or assigned, other than sub-licensing agreements as set forth herein-above, without the express written consent of Licensor, in their sole discretion.

CORNERSTONE COMMUNICATIONS CORP.

By /s/ SUSAN R. HAYS
--------------------

its Secretary
--------------------
Licensee

/s/TOM HAYS
--------------------
Tom Hays

/s/SUSAN HAYS
--------------------
Susan Hays
LICENSOR